Exhibit 99.1

Cipher Pharmaceuticals Reports 2015 Financial Results

Q4 revenue up 30%, Company significantly advances strategic plans to build a dermatology growth company

MISSISSAUGA, ON, Feb. 24, 2016 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced its financial and operational results for the three and twelve months ended December 31, 2015.

"In 2015 we made major strides to transform Cipher from a royalty business into an integrated dermatology growth company with a solid commercial foundation in the U.S. and Canada, a portfolio of currently marketed products, and a robust pipeline of late-stage assets to drive organic growth," said Shawn Patrick O'Brien, President and CEO of Cipher. "We started 2015 with five revenue streams and entered 2016 with 15 revenue streams and growing. The favourable resolution of the Absorica® patent litigation in Q4 provides excellent revenue visibility on this product through 2020. While maintaining positive cash flow from operations, we're using our strong earnings base and balance sheet to invest significantly in our U.S. products and capabilities to accelerate revenue and drive long-term profitability. As anticipated, this investment affected profitability levels in 2015."

Mr. O'Brien added: "Looking ahead, we will continue to make important investments in 2016 to increase sales of our commercial products and support the nine product launches targeted this year. In the U.S. business, our priority is to generate strong growth in our three core products, led by Sitavig®, which had net sales growth of more than 100% in Q4 versus Q3 2015. We expect Sitavig will drive steadily improving operating profitability. In Canada, building off the 80% organic revenue growth in 2015, we expect continued growth from Epuris®, augmented by Vaniqa® and an expanding commercial portfolio that should reach six products in 2016. In addition, we have multiple other key regulatory and clinical milestones this year as we advance our pre-commercial products and continue to diversify our portfolio."

Financial Highlights for the Fourth Quarter
(all figures compared to Q4 2014 unless otherwise noted)

•	Total revenue increased 30% to $9.7 million from $7.5 million.
•	Licensing revenue of $6.6 million down slightly from $6.8 million.
•	Product revenue increased to $3.1 million from $0.6 million, driven primarily by new products acquired with Innocutis, as well as strong growth of Canadian products.
•	Adjusted EBITDA[1] was $1.8 million, compared to $4.5 million.
•	Net cash flow from operating activities was $1.3 million.
•	Net income was $2.0 million or $0.08 per basic share, including the recognition of a deferred tax asset, which contributed $6.2 million to net income in the quarter. Net income for Q4 2014 was $3.2 million, or $0.12 per basic share.

Pre-Commercial Product Highlights

Cipher continues to advance its pre-commercial products and expects to achieve multiple commercialization and regulatory milestones in 2016.

•	Cipher received Health Canada approval of Beteflam™ in Q4 2015; product targeted to launch by May 2016.
•	Ozenoxacin's second Phase III clinical trial was successfully completed by Ferrer, achieving its primary end-point, and Cipher is targeting a regulatory submission to Health Canada in the first half of 2016. Any further development costs are the responsibility of Ferrer.
•	Dermadexin™ and Pruridexin™ have each been submitted (510(k) submissions) and accepted for review by the U.S. Food and Drug Administration and submitted to Health Canada (Natural Health Product submissions); Cipher is targeting approvals for both products in 2016 (the first half of 2016 in Canada and the second half of 2016 in the U.S.).
•	Isotretinion is advancing toward launch in Chile by the Company's marketing partner in the first half of 2016 and is under regulatory review in Brazil.
•	CF101's Phase III study design for Rheumatoid Arthritis has been completed by Can-Fite, with the study expected to commence in 2016. Any further development costs are the responsibility of Can-Fite.
•	CF101's Phase III study design for Psoriasis is being completed by Can-Fite, with the study expected to commence in 2016. Any further development costs are the responsibility of Can-Fite.
•	Subsequent to year end, Sitavig was accepted for review by Health Canada.
•	In early January 2016, Cipher U.S. launched a foam preparation of Bionect®.
•	Actikerall® launched in Canada on February 22, 2016.

Financial Review
(All figures are in U.S. dollars)

Total Revenue

Total revenue for 2015 increased 18% to $34.4 million from $29.2 million for 2014.

Licensing Revenue

Licensing revenue was $26.0 million, compared with $27.4 million for 2014.

Revenue for Absorica was $4.3 million in Q4 2015, compared to $4.9 million in Q4 2014.  Market share dropped slightly to 18.1%, compared to 20.3% in Q4 2014.

Revenue for Lipofen® was $1.3 million in Q4 2015, the same level as in Q4 2014.  The product performed well in 2015 despite the fact the Company's partner, Kowa, decreased its commercial efforts.

Revenue from the Company's extended-release tramadol product (ConZip® in the U.S. and Durela® in Canada) was $1.0 million in Q4 2015, compared to $0.4 million in Q4 2014.  An authorized generic version of the product was launched in the U.S. market in July 2015 through Cipher's partner, Vertical.  In Q4 2015, a contractual milestone was achieved related to annual net sales and the impact on Q4 2015 results was $0.4 million. Combined sales of the branded and authorized generic versions increased by 41% in Q4 2015 compared to Q3 2015.

Product Revenue

Product revenue increased to $8.4 million in 2015 from $1.9 million, primarily due to the addition of Innocutis products acquired in April 2015 and continued growth of the Company's Canadian products.

Product revenue from U.S. operations was $5.6 million for the period following the Innocutis acquisition (April 2015).  Product revenue was $2.2 million in Q4 2015, up from $1.6 million in Q3 2015. Growth was driven by Sitavig ($0.9 million), Nuvail® ($0.7 million), Bionect ($0.3 million), Inova ($0.2 million) and Umecta ($0.1 million).  Sitavig total prescriptions were up 27% in Q4 2015 compared to Q3 2015.

Product revenue from Canadian products was $2.8 million in 2015, compared to $1.9 million in 2014.  In local currency, the growth in revenues was 80%. Epuris was launched in June 2013 and in May 2015, Vaniqa was added to the Canadian portfolio. Canadian product revenue in Q4 2015 increased by 57% compared to Q4 2014, with Vaniqa contributing 20% of that growth amount.

Expenses

Research and development expense for 2015 was $2.1 million, compared to $1.1 million for 2014. R&D expense in Q4 2015 was $0.8 million, compared to $0.3 million for the same period in 2014.  The increase in R&D expense reflects the additional activities being carried out by the Company related to the products in-licensed in 2015.

Selling and marketing expense for 2015 was $8.8 million, compared to $2.1 million in 2014, and in Q4 2015 selling and marketing expense was $3.3 million, compared to $0.5 million in the fourth quarter of 2014. The increase is primarily attributable to the acquisition of Innocutis.  The U.S.-based sales and marketing expenses are mainly focused on driving the growth of Sitavig, Nuvail and Bionect through an internal sales force and enhanced marketing efforts.

General and administrative ("G&A") expense for 2015 was $16.6 million, compared to $6.9 million in 2014. G&A expense in Q4 2015 was $5.0 million, compared to $2.3 million in Q4 2014. The translation of the Canadian cash and cash equivalents resulted in a foreign exchange loss of $1.2 million in Q4 2015. Expenses incurred by U.S. operations in Q4 2015 were $1.9 million. Excluding these items, the increases in G&A reflect the addition of Innocutis, higher expenses for Canadian business development activities, as well as additions to the management team to support future growth.

Adjusted EBITDA

Adjusted EBITDA in 2015 was $9.8 million, compared with $19.8 million in 2014. Adjusted EBITDA for Q4 2015 was $1.8 million, compared to $4.5 million in Q4 2014. The decrease in Adjusted EBITDA was primarily the result of increased expense and investment with the Innocutis acquisition, consistent with the Company's strategy to enhance its U.S. products and capabilities to drive long-term profitability.

Net Income

Net income in 2015 was $1.8 million, or $0.07 per basic share, compared to net income of $18.8 million, or $0.74 per basic share in 2014.  Net income in Q4 2015 was $2.0 million, or $0.08 per basic share, compared to net income of $3.2 million, or $0.12 per basic share in Q4 2014. In Q4 2015, the Company recognized a deferred tax asset, which contributed $6.2 million to net income for the year.

Financial Statements and MD&A

Cipher's Financial Statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2015 will be available on the Company's website at www.cipherpharma.com in the "Investors" section under "Quarterly Reports" and on SEDAR at www.sedar.com.

Notice of Conference Call

Cipher will hold a conference call today, February 24, 2016, at 8:30 a.m. (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. A live audio webcast will be available at http://www.cipherpharma.com or http://bit.ly/1Q54Na7.  An archived replay of the webcast will be available for 90 days.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products with the goal of becoming the most customer-centric dermatology company in North America.

Cipher completed seven transactions in 2015, including the acquisition of Innocutis and its nine branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

1 EBITDA is a non-IFRS financial measure. The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Cipher defines Adjusted EBITDA as earnings before interest, income taxes, depreciation of property and equipment, amortization of intangible assets, non-cash share-based compensation,  changes in fair value of derivative financial instruments and foreign exchange gains and losses from the translation of Canadian cash balances.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our  dependency on three products;  integration difficulties and other risks if we acquire or in-license technologies or product candidates;  reliance on third parties for the marketing of our products; the product approval process is highly unpredictable;  the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; generate revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators;  no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions;  limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies;  various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent law; litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; and our operating results may fluctuate significantly; we may be unsuccessful in evaluating material risks involved in complete and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; and inability to meet covenants on our credit facilities.. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Craig Armitage, LodeRock Advisors, (416) 347-8954, craig.armitage@loderockadvisors.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:07e 24-FEB-16